UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd,

(Translation of registrant’s name into English)

No. 6395 Hutai Road
Baoshan District, Shanghai, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On August 18, 2026, at 10:00 A.M., Beijing Time (August 17, 2026, at 10:00 P.M., Eastern Time), Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) held a meeting of the holders of Class A ordinary shares of a par value of US$0.0000375 each (the “Class A Ordinary Shares”) of the Company (the “Class A Meeting”) at its executive office at No. 6395 Hutai Road, Baoshan District, Shanghai, China. Holders of 7,200,325.20 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 94.37% of the total voting power represented by the 7,629,942 Class A Ordinary Shares issued and outstanding as of the record date of July 21, 2026, and therefore constituting a quorum. The Class A Proposal submitted to a vote of the holders of Class A Ordinary Shares at the Class A Meeting was approved as recommended by the Board of Directors of the Company.

Immediately following the Class A Meeting, the Company held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) at its executive office at No. 6395 Hutai Road, Baoshan District, Shanghai, China. Holders of 7,202,084.20 Class A Ordinary Shares, and 533,334 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary Meeting, representing a total voting power of approximately 98.19% of the total voting power represented by the 7,629,942 Class A and 533,334 Class B ordinary shares issued and outstanding as of the record date of July 21, 2026, and therefore constituting a quorum. All matters voted on at the Extraordinary Meeting were approved as recommended by the Board of Directors of the Company.

Meeting of the Holders of Class A Ordinary Shares

The final voting results for the matter submitted to a vote of the holders of Class A Ordinary Shares at the Class A Meeting are as follows:

		For	Against	Abstain
Proposal	As an ordinary resolution, to approve any variation of the rights attaching to the Class A Ordinary Shares arising from the matters contemplated by (i) the increase in the voting rights attached to the Class B Ordinary Shares and (ii) the adoption of the Amended and Restated Memorandum and Articles of Association of the Company (the “Class A Proposal”).	7,199,944.20	381	0

Extraordinary General Meeting of Shareholders

The final voting results for each matter submitted to a vote of shareholders at the Extraordinary Meeting are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, subject to and conditional upon approval by the shareholders of Proposal Two and all requisite class consents being obtained, to approve that the voting rights attached to each Class B ordinary share of a par value of US$0.0000375 each (the “Class B Ordinary Shares”) of the Company be increased from thirty (30) votes per share to two hundred (200) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”).	23,201,576.20	321	206
Proposal Two:	By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One, and all requisite class consents being obtained, to adopt the amended and restated memorandum and articles of association of the Company (the “Adoption of the Amended and Restated M&AA”) in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Increase of Voting Rights of Class B Ordinary Shares.	23,201,377.20	321	406
Proposal Three:	As an ordinary resolution, to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”).	23,201,294.20	404	406

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Following the Extraordinary Meeting, the sole shareholder of the Class B ordinary shares of the Company entered into a Voting Rights Waiver Agreement with the Company (the “Waiver Agreement”), pursuant to which the Class B shareholder voluntarily and irrevocably waived the additional one hundred seventy (170) votes per share granted by the Increase of Voting Rights of Class B Ordinary Shares, such that the effective voting power of each Class B Ordinary Share held by the Class B shareholders shall remain limited to thirty (30) votes per share for all matters submitted to a vote of the Company’s shareholders. A copy of the Waiver Agreement is filed as Exhibit 10.1 to this Report on Form 6-K.

In addition, the Company intends to convene an extraordinary general meeting of shareholders in the near future to approve a reduction of the voting power of each Class B Ordinary Share from two hundred (200) votes per share back to thirty (30) votes per share, thereby restoring the original voting rights attached to the Class B Ordinary Shares prior to the Increase of Voting Rights of Class B Ordinary Shares. Further details regarding the extraordinary general meeting, including the date, time, location, and record date, will be announced in a subsequent filing with the Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association
10.1	Voting Rights Waiver Agreement, dated as of August 24, 2026, by and between the Company and the holders of Class B Ordinary Shares

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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